Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

         NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES APPOINTMENT OF PETER VAN ALPHEN AS VICE-PRESIDENT, OPERATIONS

TORONTO, ONTARIO--(Marketwire – November 10, 2014) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG)  ("Lake Shore Gold" or the “Company") is pleased to announce the appointment of Peter van Alphen as Vice-President, Operations effective immediately.

Mr. van Alphen brings to Lake Shore Gold 20 years of experience in the mining industry, most recently as Vice-President & General Manager, Canadian Operations for DMC Mining Services. Prior to joining DMC in 2010, he served as Project/Mine Manager with Quadra FNX/FNX Mining Company, where he took a leading role in bringing the Morrison Deposit at the Levack Mine near Sudbury to commercial production. He also previously served as Mine Superintendent and Project Manager at the Podolsky Mine in Sudbury, working with FNX Mining/Dynatec Corporation. Mr. van Alphen has a Bachelor of Science (Engineering) degree from the University of Witwatersrand in South Africa.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "Peter brings to Lake Shore Gold considerable experience building and managing mines in Northern Ontario. He played a leading role in advancing a number of new discoveries in Sudbury from exploration through development and into production. As we continue to build out our Timmins West Mine, look to expand our Bell Creek Mine to depth and move forward with a number of high-potential targets and growth projects, his experience and capabilities will be a valuable asset to our company. Lake Shore Gold is a company that is achieving and beating its key operating targets, is a low cost producer in our industry and is generating net free cash flow. I am looking forward to Peter making a significant contribution to our continued success and growth as we move forward.”

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that in the first nine months of 2014 produced 142,500 ounces from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com